

Flyaway with Amulet®
Ballistic Barrier

- Amulet's® ballistic barrier panel solution can be seamlessly integrated behind the back cushion of Arconas' Flyaway seating.
- The barrier discretely transforms a standard Flyaway unit into a "safe haven" in the event of an active shooting.
- Amulet technology is invisible to the public and its design works in conjunction with human behaviour during gun violence to protect bystanders and first responders.
- This ballistic barrier solution is compliant and has been tested to NIJ (National Institute of Justice) 0108.01 Level IIIA - handgun threats (9mm & 44mag).